TETRA Technologies, Inc.
24955 Interstate 45 North
The Woodlands, Texas 77380

December 20, 2012

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C.  20549
Attention:  Karl Hiller, Branch Chief

Re:       TETRA Technologies, Inc.
Form 10-K for the Fiscal Year ended December 31, 2011
File No. 001-13455

Dear Mr. Hiller:

We have received your letter of December 11, 2012 (the “Comment Letter”) addressed to me, Chief Financial Officer of TETRA Technologies, Inc. (the “Company”), pursuant to which you provided comments from the staff (the ”Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the Commission on February 29, 2012 (the “Form 10-K”). Set forth in the attached memorandum are the responses of the Company to the Comment Letter with respect to the above referenced filing. For your convenience, the comments provided by the Staff have been included before each response, in italicized text, in the order presented in the Comment Letter. We respectfully request that the Company be permitted to incorporate the suggested modifications reflected in the attached memorandum as part of future filings.

The Company acknowledges that:

  •  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please call Bass Wallace at (281) 364-2241 or Bill McDonald at Andrews Kurth LLP at (713) 220-4813. We would appreciate the opportunity to confer with the Staff before its response and/or the issuance of any additional comments.

Yours very truly,

/s/Elijio V. Serrano
Elijio V. Serrano
Senior Vice President and
Chief Financial Officer

Cc:       Bass C. Wallace, Jr., General Counsel TETRA Technologies, Inc.
Brad Farber, Ernst & Young LLP
Bill McDonald, Andrews Kurth LLP

MEMORANDUM

TETRA TECHNOLOGIES, INC.
FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

Financial Statements

Note B-Summary of Significant Accounting Policies, page F-8

Repair Costs and Insurance Recoveries, page F-15

  1. We note your disclosure stating “Hurricane damage repair efforts consist of the repair of damaged facilities and equipment, well intervention, abandonment, decommissioning, and debris removal associated with the destroyed offshore platforms, construction of replacement platforms and facilities, and redrilling of destroyed wells.” It appears the activities you associated with the phrase “repair efforts” would be more appropriately characterized as “assessment and response efforts,” as repairs generally have the quality of restoring utility to an asset, and several of the activities that you mention are not clearly consistent with this outcome. Please modify your policy note to clarify how you determine whether costs associated with structures damaged  by hurricanes are within the scope of FASB ASC 410-20 (capitalized and classified as asset retirement obligations) or FASB ASC 450 (expensed and classified as loss contingencies). It should also be clear how you determine the classification of costs associated with repairs to structures damaged by hurricanes as either period expense or asset retirement obligations. Please modify disclosures elsewhere in your filing as necessary to clarify the extent to which costs and charges associated with your hurricane damage assessment and response efforts represent recognition of loss, construction of new assets, and repairs.
Response:

We concur that the Company’s response to hurricane damage should be more broadly described as “assessment and response efforts,” rather than as “repair efforts,” as they are not limited to merely restoring utility to damaged assets. The accounting for these “assessment and response efforts” can be summarized as follows:

  •  The costs to repair and restore damaged assets, including the costs for damage assessment, are accounted for as expenses as they are incurred.

  •  The estimated costs of expected well intervention, abandonment, decommissioning, and debris removal efforts associated with destroyed offshore platforms are accounted for in accordance with FASB ASC 410-20.

  •  The costs to replace destroyed platforms and facilities and redrill destroyed wells, which represent construction of new assets are capitalized as incurred as part of oil and gas properties.

  •  A range of the estimated expected costs to repair and restore damaged assets and replace destroyed platforms and facilities and redrill destroyed wells is disclosed in accordance with the loss contingency requirements as described in FASB ASC 450.

The Company will modify its disclosures in its future filings with regard to its accounting for each of the above hurricane response effort cost items to include the following disclosure:

2

“Hurricane damage response efforts consist of 1) the assessment and repair of damaged facilities and equipment; 2) the well intervention, abandonment, decommissioning, and debris removal associated with destroyed offshore platforms; and 3) the construction of replacement platforms and facilities and the redrilling of destroyed wells. The cost to repair and restore damaged assets, including the cost for damage assessment, is expensed as incurred. The estimated cost of expected well intervention, abandonment, decommissioning, and debris removal efforts associated with destroyed offshore platforms is accounted for as part of Maritech’s decommissioning liabilities. The cost to replace destroyed platforms and facilities and redrill destroyed wells is capitalized as incurred as part of oil and gas properties.”

In previous filings, the Company disclosed the range of estimated unaccrued hurricane damage response efforts. However, following the significant amount of such work performed in 2009, 2010 and 2011, such future costs were no longer material as of December 31, 2011. For future loss contingencies, including for hurricane response efforts, a range of expected loss will be similarly disclosed in future filings, if material.

Note J-Commitments and Contingencies, page F-28

  2. We note your disclosure that management does not reasonably expect the outcome of lawsuits or other proceedings to have a material adverse impact on the financial statements. Please revise your disclosure to clarify whether it is reasonably possible that a material loss exceeding amounts already recognized may have been incurred, and if so either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made to comply with FASB ASC 450-20-50-4.
Response:

As of December 31, 2011, and as of the date of the filing of the Form 10-K for the year ended December 31, 2011, we determined that it was not reasonably possible that the Company had incurred a material loss exceeding amounts previously recognized. This determination was made based on our knowledge of the various lawsuits and governmental proceedings that arise in the normal course of the Company’s business.

The Company will modify its disclosure in its future filings to clarify whether a material loss in excess of amounts accrued arising from litigation and governmental proceedings is reasonably possible, similar to the following disclosure:

“While the outcome of lawsuits or other proceedings against us cannot be predicted with certainty, management does not consider it reasonably possible that a loss resulting from such lawsuits or other proceedings in excess of any amounts accrued has been incurred that is expected to have a material adverse effect on the Company’s financial condition, results of operations or liquidity.”

If such a material loss is reasonably possible, the Company will disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made in accordance with FASB ASC 450-20-50-4.